333-7906

P.E. 4-01-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

ICOS VISION SYSTEMS CORPORATION N.V.
(Translation of Registrant's Name Into English)

Researchpark Haasrode, Zone 1
Esperantolaan 9, 3001 Heverlee, Belgium
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Exhibit 1 Press Release Announcing First Quarter Results of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.
(Registrant)

Date: April 29, 2002

By: [signature]
Name: Antoon DeProft
Title: President

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EXHIBIT 1

ICOS

Contact:

Dominique Vercammen, Finance Manager
ICOS Vision Systems Corporation N.V.
Tel: 32 16 398 220
dominique.vercammen@icos.be

Jody Burfening
Lippert/Heilshorn &
Associates, Inc.
212-838-3777 (ext. 6608)
jks@lhai.com

ICOS VISION SYSTEMS REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2002

Heverlee, Belgium – April 26, 2002 - ICOS Vision Systems Corporation N.V. (Nasdaq and Nasdaq Europe: IVIS), a world leader in vision solutions, today announced its financial results for the first quarter ended March 31, 2002.

Revenues for the three months ended March 31, 2002 were $4.1 million, an increase of approximately 24% compared to fourth quarter 2001 revenues of $3.3 million and a decrease of approximately 67% compared to first quarter 2001 revenues of $12.4 million. Loss from operations for the first quarter of 2002 was $1.43 million versus an operating income of $0.92 million for the first quarter of 2001. Net loss for the first quarter of 2002 was $0.97 million, or $0.09 per share, compared to an income of $1.27 million, or $0.12 per share, for the first quarter of 2001.

"ICOS' performance for the first quarter of 2002 was in line with our expectations, with revenues up 24% sequentially," said Anton De Proft, ICOS' President and Chief Executive Officer. "During the last quarter of 2001, we saw a modest pick up in activity levels, which suggested that we had passed the bottom of the cycle. During the first quarter of 2002, we continued to see an improvement in orders and shipments. "

"We believe that the investments we made during the downturn to develop new products and our commitment to delivering superior customer service has positioned us to take advantage of the market recovery. As our delivery cycles are short, our revenues will closely follow the upturn in demand and we expect a substantial sequential increase in revenue in the second quarter, with a substantial decrease in our net loss. We continue to work on developing new products, some of which we plan to introduce during the second half of 2002. Although spending patterns remain difficult to predict, we anticipate restoring profitability during the second half of the year."

ICOS is a leading worldwide developer and supplier of machine vision and inspection solutions primarily for use in the back-end semiconductor manufacturing and electronic assembly industries. The Company's two- and three-dimensional inspection products are used worldwide to inspect integrated circuits at various stages of their manufacturing process and to align electronic components and printed circuit boards. The Company has three product lines: board-level products to be integrated in diebonding equipment and in pick-and-place machines, system-level products to be integrated in testhandlers, molding equipment, trim-and-form equipment, marking systems and tape-and-reel equipment and stand-alone inspection machines. ICOS' headquarters are located in Heverlee, Belgium and it has sales and support offices in Japan, in the USA, Singapore, Hong Kong, Korea and Taiwan. The German subsidiary is, besides having its sales and support function, also active as an R&D center.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company's expected financial performance in the second quarter of 2002 and the balance of 2002, and any other statements about ICOS' plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company's competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company's dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. Further discussion of risk factors is also available in the Company's SEC filings.

-tables to follow-

ICOS Vision Systems Corporation N.V.
Consolidated Statements of Operations according to US GAAP
(in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	
	March 31, 2002	March 31, 2001
Revenues	4,105	12,449
Cost of goods sold	1,838	5,836
Gross profit	2,267	6,613
Operating expenses:		
Research & development	1,367	2,055
Selling, general & administrative	2,328	3,580
Amortization of Goodwill	-	59
Total operating expenses	3,695	5,694
Income (loss) from operations	(1,428)	919
Other income:		
Interest income	138	139
Other income	13	13
Foreign currency exchange gain	224	968
Net other income	375	1,120
Net income (loss) before taxes	(1,053)	2,039
Income taxes	(86)	766
Net income (loss)	(967)	1,273
Basic and diluted earnings per share	(0.09)	0.12
Weighted average number of shares	10,507,810	10,507,810

ICOS Vision Systems Corporation N.V.
CONSOLIDATED BALANCE SHEETS according to US GAAP
(in thousands of U.S. dollars)

	March 31, 2002 (unaudited)	December 31, 2001 (audited)
ASSETS		
Current Assets		
Cash and cash equivalents	24,046	18,411
Trade accounts receivable	4,730	3,142
Inventories	13,570	15,151
Other current assets	1,505	4,055
Total current assets	43,851	40,759
Net property and equipment	7,637	7,403
Other assets	5,462	4,772
Total Assets	56,950	52,934
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Trade accounts payable	1,985	1,868
Short-term borrowings & current portion long-term debt	107	109
Other current liabilities	4,586	4,309
Total current liabilities	6,678	6,286
Long-term debt, excluding current portion	5,886	349
Other long-term liabilities	197	257
Total liabilities	12,761	6,892
STOCKHOLDERS' EQUITY		
Common stock	3,830	3,830
Additional paid-in capital	24,166	23,992
Retained earnings	27,126	28,093
Accumulated other comprehensive income (loss)	(10,933)	(9,873)
Total stockholders' equity	44,189	46,042
Total liabilities and stockholders' equity	56,950	52,934